Exhibit 99.1

100 University Avenue, 8th floor
Date: April 12, 2021	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: BROOKFIELD RENEWABLE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting

Record Date for Notice of Meeting :	May 10, 2021

Record Date for Voting (if applicable) :	May 10, 2021

Beneficial Ownership Determination Date :	May 10, 2021

Meeting Date :	June 22, 2021

Meeting Location (if available) :	Virtual Meeting

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

Beneficial Holders Stratification Criteria:	Not Applicable

NAA for Registered Holders	Yes

Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A EXCHANGEABLE SV SHRS	11284V105	CA11284V1058
CLASS B MULTIPLE VOTING SHRS	N/A	N/A

Sincerely,

Computershare

Agent for BROOKFIELD RENEWABLE CORPORATION